SUMMARY OF COMMON SHAREHOLDER FEES AND EXPENSES

The purpose of the following tables and the example below is to help you understand the fees and expenses that you, as a Common Shareholder, would bear directly or indirectly.  Shareholders should understand that some of the percentages indicated in the below are estimates and may vary. The expenses shown in the table under “Other Expenses” and “Total Annual Expenses” are based on estimated amounts for the Fund’s first full year of operations and assume that the Fund issues approximately 12,500,000 Common Shares.  If the Fund issues fewer Common Shares, all other things being equal, these expenses would increase as a percentage of net assets attributable to Common Shares.  The tables also assume the use of leverage through a credit facility by the Fund in an amount equal to 33 1/3% of Managed Assets (after the leverage is incurred), and shows Fund expenses as a percentage of net assets attributable to Common Shares.  The Fund’s actual expenses may vary from the estimated expenses shown in the table.

Common Shareholder Transaction Expenses

Sales Load Paid By You (as a percentage of offering price)	4.50%
Offering Expenses borne by the Fund (as a percentage of the Common Share offering price)	0.20	%(1)
Dividend Reinvestment Plan Fees	None	(2)

	Percentage of Net Assets Attributable to Common Shares (Assumes Leverage is Used)(3)
Annual Expenses
Management Fee	1.65	%(4)
Interest Expenses and Payments on Borrowing	0.63	%(5)
Other Expenses	0.41	%(6)
Total Annual Expenses	2.69%

(1)         The Fund will pay offering costs (other than the sales load) up to an aggregate of $0.04 per Common Share sold in this offering. The Adviser has agreed to pay (i) all of the Fund’s organizational expenses and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per Common Share. The Adviser has also agreed to pay a fee equal to 0.30% of the total gross assets raised in the Fund’s initial public offering to AST Investor Services, LLC, as payments for providing certain distribution-related services, as well as reimburse Four Wood Capital Partners, LLC for reasonable out-of-pocket expenses related to the Fund’s roadshow. The Fund will reimburse the Adviser for these fees and reimbursements, but only to the extent that such fees and reimbursements when added to any other Fund offering expenses (other than the sales load) do not exceed $0.04 per Common Share. Total offering expenses are estimated to be $1,829,500 (approximately $0.146 per Common Share); therefore, offering expenses payable by the Fund are estimated to be $500,000 ($0.04 per Common Share) and offering expenses payable by the Adviser are estimated to be $1,329,500 ($0.106 per Common Share). Any offering expenses paid by the Fund will be deducted from the proceeds of the offering received by the Fund.

(2)     You will pay brokerage charges if you direct U.S. Bancorp Fund Services, LLC, as agent for the holders of the Common Shares, to sell your Common Shares held in a dividend reinvestment account. See “Dividend Reinvestment Plan.”

(3)         The table presented below in this footnote 3 estimates what the Fund’s annual expenses would be, stated as percentages of the Fund’s net assets attributable to Common Shares, but, unlike the table above, assumes that the Fund does not utilize leverage. See “Leverage.” In accordance with these assumptions, the Fund’s expenses would be estimated to be as follows:

	Percentage of Net Assets Attributable to Common Shares (Assumes No Use of Leverage)
Annual Expenses
Management Fee	1.10	%(4)
Other Expenses	0.35	%(6)
Total Annual Expenses	1.45%

(4)         The Adviser will receive a monthly Management Fee at an annual rate of 1.10% of the average daily value of the Fund’s Managed Assets.

(5)         Assumes the use of leverage through a credit facility representing 33 1/3% of Managed Assets at an annual interest rate expense to the Fund of 1.25%, which is based on current market conditions.  The Fund may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates.

(6)         The “Other Expenses” shown in the table above and related footnotes are based upon estimated expenses for the current fiscal year.

Example

The following example illustrates the expenses (including the sales load of $45.00 and estimated offering expenses of this offering of $2.00), that you would pay on a $1,000 investment in Common Shares, assuming (1) total net annual expenses of 2.69% of net assets attributable to Common Shares; (2) a 5% annual return; and (3) all distributions are reinvested at NAV*:

1 Year	3 Years	5 Years	10 Years
$73	$127	$183	$335

*                 The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The example assumes that the estimated “Other expenses” set forth in the Total Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholder of

KKR Income Opportunities Fund

We have audited the accompanying statement of assets and liabilities of KKR Income Opportunities Fund (the “Fund”) as of June 11, 2013, and the related statement of operations for the period from April 1, 2011 (date of formation) to June 19, 2013.  These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KKR Income Opportunities Fund as of June 19, 2013 and the results of its operations for the period from April 1, 2011 (date of formation) to June 19, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
June 21, 2013

KKR Income Opportunities Fund

Statement of Assets and Liabilities

June 19, 2013

Assets
Cash	$100,000
Deferred offering costs	500,000
Due from Adviser	50,693
Total assets	650,693

Liabilities
Offering costs payable	500,000
Organizational costs payable	50,693
Total liabilities	550,693

Net assets	$100,000

Net assets are comprised of:
Paid-in capital	$100,000
Net assets	$100,000

Net assets	$100,000
Shares outstanding	5,000
Net asset value per share	$20.00

See notes to financial statements.

KKR Income Opportunities Fund

Statement of Operations

For the Period from April 1, 2011 (date of formation) to June 19, 2013

Expenses
Organizational costs	$50,693
Total expenses	50,693
Less: Expenses reimbursed by Adviser	(50,693)
Net expenses	—

Net investment income	$—

See notes to financial statements.

KKR Income Opportunities Fund

Notes to Financial Statements

As of June 19, 2013 and

For the Period from April 1, 2011 (date of formation) to June 19, 2013

1. Organization

KKR Income Opportunities Fund (the “Fund”), was formed on April 1, 2011 as a statutory trust under the laws of the state of Delaware.  The Fund is a closed-end registered management investment company.  The Fund seeks to generate current income and capital appreciation.  The Fund is non-diversified for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).

KKR Asset Management LLC serves as the Fund’s investment adviser (the “Adviser”).  The Fund has had no operations to date other than matters relating to its organization and offering as a closed-end management investment company under the 1940 Act. To date, the only capital contribution to the Fund resulted in the issuance of 5,000 shares of beneficial interest (“Shares”) of the Fund at an aggregate purchase price of $100,000 on June 11, 2013. An affiliate of the Adviser owns 100% of the outstanding Shares of the Fund.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are stated in United States (“U.S.”) dollars. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates. A statement of changes in net assets and financial highlights have not been presented because the Fund has not commenced operations.

Cash and Cash Equivalents —Cash and cash equivalents include cash on hand, cash held in banks and highly liquid investments with original maturities of three or fewer months.  There were no cash equivalents as of June 19, 2013.

Valuation of Investments — The Board of Trustees (the “Board”) of the Fund has adopted the valuation policies and procedures to ensure investments are valued in a manner consistent with GAAP as required by the 1940 Act. The Board has delegated primary responsibility in ensuring these valuation policies and procedures are followed, including those relating to fair valuation, to the Adviser.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes. Assets and liabilities recorded at fair value on the Statement of Assets and Liabilities are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, are as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

KKR Income Opportunities Fund

Notes to Financial Statements (continued)

As of June 19, 2013 and

For the Period from April 1, 2011 (date of formation) to June 19, 2013

Level 3 — Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be representative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market condition. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Fund’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between levels 1, 2, and/or 3, which the Fund recognizes at the beginning of the period the inputs change.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Fund and others are willing to pay for an asset. Ask prices represent the lowest price that the Fund and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, the Fund does not require that fair value always be a predetermined point in the bid-ask range. The Fund’s policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Fund’s best estimate of fair value.

Depending on the relative liquidity in the markets for certain assets, the Fund may transfer assets to Level 3 if it determines that observable quoted prices, obtained directly or indirectly, are not available. Assets and liabilities that are valued using Level 3 of the fair value hierarchy are initially valued at transaction price and are subsequently valued using market data for similar instruments (e.g., recent transactions or broker quotes), comparisons to benchmark derivative indices and valuation models. Valuation models are based on discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows, market yields for such instruments and recovery assumptions. Inputs are determined based on relative value analyses, which incorporate similar instruments from similar issuers.

Investment transactions — Investment transactions are accounted for on the trade date, the date the order to buy or sell is executed.  Amortization and accretion is calculated using the effective interest method over the holding period of the investment. Realized gains and losses are calculated on the specific identified cost basis.

KKR Income Opportunities Fund

Notes to Financial Statements (continued)

As of June 19, 2013 and

For the Period from April 1, 2011 (date of formation) to June 19, 2013

Organization and Offering Costs — Organization costs of the Fund are being paid by the Adviser under the investment advisory agreement as discussed in Note 3, while offering costs consisting of the initial prospectus and registration of the Fund will be paid by the Fund and charged to Paid-in capital upon the sale of the Shares.

Income Taxes — The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, and in conformity with the Regulated Investment Company Modernization Act of 2010. The Fund will not be subject to federal income tax to the extent the Fund satisfies the requirements under Section 851 of the Internal Revenue Code, including distributing substantially all of its gross investment company taxable income and capital gains to its shareholders based on the Fund’s fiscal year end of October 31.

In order to avoid imposition of the excise tax on undistributed income applicable to regulated investment companies, the Fund intends to declare each year as dividends in each calendar year at least 98.0% of its net investment income (earned during the calendar year) and 98.2% of its net realized capital gains (earned during the twelve months ended October 31) plus undistributed amounts, if any, from prior years.

The Fund evaluates tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether it is “more-likely-than-not” (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. The Fund did not record any tax provision in the current period. However, management’s conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, examination by tax authorities on-going analysis of and changes to tax laws, regulations and interpretations thereof.

Indemnifications — Under the Fund’s organizational documents, its officers and Trustees are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In the normal course of business, the Fund enters into contracts that contain a variety of representations and that provide general indemnifications. The Fund’s maximum liability exposure under these arrangements is unknown, as future claims that have not yet occurred may be made against the Fund. However, based on experience, management expects the risk of loss to be remote.

3. Agreements

Investment Advisory Agreement — The Adviser provides day-to-day portfolio management services to the Fund and has discretion to purchase and sell investments in accordance with the Fund’s objectives, policies, and restrictions. For the services it provides the Fund, the Adviser receives a monthly fee at the annual rate of 1.10% of the average daily value of the Fund’s Managed Assets (the “Management Fee”). “Managed Assets” is defined as the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).

KKR Income Opportunities Fund

Notes to Financial Statements (continued)

As of June 19, 2013 and

For the Period from April 1, 2011 (date of formation) to June 19, 2013

During periods when the Fund is using leverage, the Management Fee paid to the Adviser will be higher than if the Fund did not use leverage because the Management Fee paid is calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage.

As of June 19, 2013 the Adviser has agreed to reimburse the Fund’s organizational expenses of $50,693.

Administrator — U.S. Bancorp Fund Services, LLC (the “Administrator”), will serve as administrator to the Fund.  Under the Administration Agreement, the Administrator maintains the Fund’s general ledger and is responsible for calculating the net asset value of the Common Shares, and generally managing the administrative affairs of the Fund.

Custodian, Dividend Paying Agent, Transfer Agent and Registrar — U.S. Bank, N.A. will serve as custodian for the Fund. U.S. Bancorp Fund Services, LLC will serve together as the Fund’s dividend paying agent, transfer agent and registrar.

Investor Support Services — The Fund has retained Four Wood Capital Partners, LLC (“FWCP”) to provide investor support services in connection with the on-going operation of the Fund. Such services include providing ongoing contact with respect to the Fund and its performance with financial advisors that are representatives of broker-dealers and other financial intermediaries, communicating with the NYSE specialist for the Fund’s common shares, and with the closed-end fund analyst community regarding the Fund on a regular basis, and developing and maintaining a website for the Fund. FWCP may separately contract with and coordinate the activities of a third party to provide certain of the above-described services and has contracted with Advisors Asset Management, Inc. (“AAM”) to provide such services. The Fund will pay FWCP an estimated monthly fee at the annual rate of 0.10% of the average daily value of the Fund’s Managed Assets for such services.

Other — Certain officers of the Fund are also officers of the Adviser. Such officers are paid no fees by the Fund for serving as officers of the Fund.